INVEST IN **PATEK MYSELF BY ARD ADZ**

Famed UK Rapper Ard Adz Offers Shares in his Music Royalties!


OPULOUS
ARD ADZ
Patek
M Y S E L F

opulous.org Dover DE

Technology | Entertainment | Music | Cryptocurrency | Blockchains

Highlights

1. Invest in UK rap heavyweight Ard Adz and get a share of his music royalties.
2. Ard Adz has enjoyed over 100M streams, fueled by his career as a fiercely independent artist.
3. This is a rare opportunity to own a share of one of his next trendsetting singles.
4. Music royalties are accumulated every time the single is streamed across all the major platforms.
5. Your interest in Patek Myself LLC will be represented by a Security-NFT*

Our Team



Lee Parsons CEO

Founder of Ditto Music, a music company supporting over 500k independent artists worldwide including Chance The Rapper, Ed Sheeran and more.

> We believe in a future where musicians keep complete control of the music they create, express creativity without limits, and forge even deeper connections with their fans.

> We believe in a future where musicians keep complete control of the music they create, express creativity without limits, and forge even deeper connections with their fans.



Miles Carroll COO

Previously at Kosmos Capital, an investment firm focused on helping blockchain startups scale and integrate their products into enterprises.



Fernando Cruz CMO

Worked with music and marketing companies over the last 10 years. Former Ditto Music Business Developer working close to Lee Parsons on all major projects.



Marc Ache CTO

Expert in technology, including blockchain and DeFi applications with a specialty in cultivating new organisations from the ground up. Previously at Napster, MTV/Viacom and Vivendi Universal Music Group.

A New Way to Invest


Security NFTs
Introducing S-NFT

The Security Non-Fungible Token (S-NFT) is the first of its kind to combine the power of NFT technology and an innovative investing framework. This new way of investing allows you to receive rights to music royalties through a limited edition NFT representation. Each token represents a $1 share of the song. There are only 50,000 available and there will never be more produced.

Ard Adz Bio



Ard Adz is a UK rapper hailing from the Brixton rap scene in London. He is one of the most influential artists of the last decade to emerge from London, combining the lyrical style of hip-hop's golden age with the sounds and flows of his home city.

After finding success alongside childhood friend and fellow MC Sho Shallow, Adz embarked on a solo career, releasing his debut album Adam in 2018. It landed on the Official Indie Album Breakers Chart.

In 2019, Ard Adz took streaming platforms by force with his notable singles "Saudi" and "Habibti" (which went viral) before being featured on AJ's hit single "Bad & Boujie."

Currently, Ard Adz' music generates millions of Youtube views. In addition, he has released multiple hits independently, enjoying over 100M streams to date –

70M from Spotify alone.

"I like this idea because it's fresh! And not really been done before in our country. I also care about this project because my fans mean a lot to me and knowing they can benefit from this makes me happy." - Ard Adz

Exclusive investor perks

Along with the Ard Adz S-NFT sale, Opulous introduces its very first Generative Artwork Collection, which comes fully loaded with amazing perks!

Generative artwork NFTs are designed to take each fan's journey to a whole new level by fusing unique digital art with immersive VIP experiences for the entire music industry.

In total, there will be 500 unique pieces of generative art based on the investment amount and available on a first-come-first-serve basis.

Check out some of the amazing perks these NFT packages offer:


OPULOUS
Artwork NFT Tiers

TIER	COMMON	RARE	SUPER RARE	ULTRA RARE
Investment	$200	$500	$2,000	$5,000
Amount	150	30	10	2
Access to exclusive Ard Adz S-NFT Discord Channel	✓	✓	✓	✓
Signed Ard Adz CD	✗	✓	✓	✓
2 tickets to an Ard Adz Headline Show	✗	✓	✓	✓
Newest Collection Ard Adz T-Shirt	✗	✓	✓	✓
Ard Adz x Opulous Customised Speaker	✗	✗	✓	✓
Zoom Call with Ard Adz	✗	✗	✓	✓
Limited Edition Ard Adz Tracksuit	✗	✗	✗	✓
Studio Session Hangout with Ard Adz	✗	✗	✗	✓

Common NFTs:

Common level art NFT for the first 150 people who spend $200.


OPULOUS
Common NFT Artwork
Access to exclusive Ard Adz S-NFT Discord Channel

Rare NFTs:

Rare level art NFT for the first 30 people to spend $500.


OPULOUS
Rare NFT Artwork
All of the above PLUS
1 Signed Ard Adz CD
2 tickets to an Ard Adz Headline Show
Newest Collection Ard Adz T-Shirt

Super Rare NFTs:

Super rare level art NFT for the first 10 people who spend $2,000.


OPULOUS
Super Rare NFT Artwork
All of the above PLUS
1 Ard Adz x Opulous Customized Speaker
1 Zoom Call with Ard Adz

Ultra Rare NFTs:

Ultra rare level art NFT for the first two people who spend $5,000.


OPULOUS
Ultra Rare NFT Artwork
All of the above PLUS
1 Studio Session Hangout with Ard Adz
1 Limited Edition Ard Adz Tracksuit

Investment economics

You will get a share of potential profits generated by the master record: Patek Myself. Profits include music royalties generated from streaming, neighbouring rights, and sync rights of the single Patek Myself.

Patek Myself, LLC has obtained 50% of the Master rights to Patek Myself Song, which entitles it to receive 50% of potential future royalty payments generated by the Master rights.


Patek Myself, LLC Investors
50%
50%
Remaining right holders

How you get paid

Patek Myself, LLC plans to distribute royalty distributions quarterly in USDC to token holders' digital wallets. The Company reserves the right to change the frequency of distributions.


1
Song earns revenue from streaming, licensing, etc.
2
Royalty payments are collected at relevant rates.
3
Payments converted to USDC and distributed to Patek Myself, LLC.
4
Payments distributed to investors' wallets on a quarterly basis.
Master rights
50%
How long the revenues will be distributed to you
Perpetuity
The track will start streaming
Q2 '22
Payments will be paid to investors each quarter
Quarterly

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